Ronald J. Stauber
A Law Corporation
1880 Century Park East, Suite 315
Los Angeles, California 90067
_______

Telephone (310)-556-0080
Facsimile (310) 556-3687

January 12, 2012

Reid S. Hooper, Attorney-Advisor
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Celeste Murphy, Legal Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Joseph Cascarano, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Robert Littlepage, Accountant Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:  Awareness For Teens, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed:  December 15, 2011
File No. 333-169028

Dear Ms. Murphy and Gentlemen:

This letter is intended to respond to the comment letter addressed to the above mentioned registrant from Celeste Murphy for Larry Spirgel, Assistant Director, dated January 10, 2012.

Awareness for Teens, Inc.
January 12, 2012

This letter describes the responses to your comments and the location in the filing where the changes have been made in the current amendment.  The numbers and responses contained herein correspond to the numbers set forth in the letter.

Prospectus Cover Page

1.  Please be informed that we have revised the disclosure throughout the prospectus to clearly reflect that the registrant is a shell company.  In addition to the references that you directed our attention to on pages 2 and 15, a change was made in risk factor 7 (previously 6) in the first sentence of risk factor 9 (previously 8).

Competition and Competitive Strategy, page 18

2.  As it relates to the disclosure to differentiate the services that registrant provides from those provided by others, they may not be that materially different other than the fact that the services are targeted to teenagers with a higher economic demographic.  Accordingly, we have added risk factor 5 which reads in full as follows.

5.  We face strong competition in the secondary and post-secondary educational and seminar industry.

Secondary education in California is mandatory to the age 18 and these schools provide training and instructions relating to investments, financial planning and personal wealth management.  We will also compete with traditional public and private two-year and four-year colleges.   We anticipate that the schools may provide new or changed curricula that will provide additional competition for us.  Our competitors include other companies and individuals who promote and conduct seminars and provide products on topics relating to investments, financial planning and personal wealth management.  Other competition comes from financial institutions that provide training and instructions for free or at a nominal cost.  The educational and seminar business is fragmented and decentralized with low barriers to entry.   Our competitors in both the public and private sectors have substantially greater financial and other resources than we do.  Strong competition could adversely affect our business.

As it relates to the risk factors after the insertion, they that have not been changed, they have been renumbered to reflect the new inserted added risk factor mentioned above.

Awareness for Teens, Inc.
January 12, 2012

We have added to the competition and competitive strategy the following disclosure.  After adding this disclosure, we have also made a minor modification of the language appearing in the third paragraph on page 18.

Secondary education (final stage of compulsory education) in California is mandatory to the age 18, with a limited number of specified statutory exceptions, and the schools that do provide secondary education do provide limited general training and instructions to its students in various classes relating to investments, financial planning and personal wealth management.  We compete with traditional public and private two-year and four-year colleges, other for-profit schools and alternatives to higher education (vocational skill schools and government military schools).  Public colleges may offer programs similar to those of Awareness at a lower tuition level as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary institutions.  These competitors may also provide general training and instructions to all social and economic demographics.  In addition, we anticipate the possible integration of new or changed curricular by our competitors that will provide additional competition for us.  Our competitors in both the public and private sectors have substantially greater financial and other resources than we do.

Further, the financial educational seminar industry is highly competitive.  Awareness’ market in which it will operate is fragmented and decentralized with low barriers to entry.  Our competitors include other companies and individuals who promote and conduct seminars and provide products on topics relating to investments, financial planning and personal wealth management.

Employees, page 20

3.  Please be informed that we have revised the disclosure in the prospectus to reflect the reason and rational regarding the obtaining of guest lecturers from financial institutions.  We have added language to the sentence following that disclosure to reflect that Maureen Cottrell will also act as classroom instructor, as needed.  The added language is as follows:

Subject to their business schedule, these guest lecturers are available as they provide their financial institutions, providers of services and themselves with the ability to market their businesses, create a firm brand to the parents and boost client referrals and uncover potentially new clients.

Note 1. Nature of Business and Significant Accounting Estimates, Page F-8

4.  Please be informed that we have added the fiscal year disclosure to the Summary Information (page 3) as well as inserting the language “for the fiscal year then ended,” as part of the discussion on page 16 for the experts.

Awareness for Teens, Inc.
January 12, 2012

The following language has been added to Note 1 of the registrant’s Notes to Financial Statements:

FISCAL YEAR

The company has adopted the calendar year as its fiscal year.

Dealer Prospectus Delivery Obligations

5.   Please be informed that we have included the Dealer Prospectus Delivery Obligations to the outside back cover of the prospectus as is required by Item 502(b) of Regulation S-K.

Dealer Prospectus Delivery Obligation

Until ________, 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

In addition, we understand that your review process is to assist registrant and our office in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings - the registrant believes that it now has made the appropriate proper disclosures.

Please be informed that the registrant will make a request for the acceleration of the effective date of the registration statement at such time as we have been informed by you that the registrant and our office each have no reason to believe that any of the comments remain unanswered and that there are no outstanding comments.  At that time, the registrant will supply the appropriate written statement containing the appropriate acknowledgements as set forth in your letter of September 24, 2010.

If you have any questions, or if you desire any additional information, amendments or supplemental information, please do not hesitate to telephone me.

Sincerely,

/s/ Ronald J. Stauber

Ronald J. Stauber
RJS/jp

cc: Awareness for Teens, Inc.